

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2019

Michele Ciavarella
Chief Executive Officer
Newgioco Group, Inc.
130 Adelaide Street West, Suite 701
Toronto, Ontario, Canada M5H 2K4

   Re: Newgioco Group, Inc.
     Registration Statement on Form S-1
     Filed September 13, 2019
     File No. 333-233768

Dear Mr. Ciavarella:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

            Sincerely,

            Division of Corporation Finance
            Office of Information Technologies
            and Services

cc: Patrick J. Egan, Esq.